Exhibit 99.1

E-Commerce China Dangdang Inc. Enters into Definitive Merger Agreement for Going Private Transaction

Beijing, China, May 31, 2016 -- E-Commerce China Dangdang Inc. (NYSE: DANG) (the “Company” or “Dangdang”), a leading business-to-consumer e-commerce company in China, today announced that on May 28, 2016, it entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Dangdang Holding Company Limited (“Parent”) and Dangdang Merger Company Limited (“Merger Sub”), a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent will acquire the Company for cash consideration of US$1.34 per Class A common share or Class B common share of the Company (each, a “Share”) or US$6.70 per American depositary share of the Company (“ADS”), each ADS representing five Class A Shares of the Company, in a transaction valuing the Company at approximately US$556 million on a fully diluted basis. This amount represents a premium of 2.9% over the Company’s closing price of US$6.51 per ADS on July 8, 2015, the last trading day prior to July 9, 2015, the date that the Company announced it had received a “going-private” proposal, and a premium of 10.49% and 7.32% to the volume-weighted average closing price of the Company’s ADSs during the 20 and 30 trading days prior to the date of this press release, respectively.

Immediately following the consummation of the merger, Parent will be beneficially owned by Ms. Peggy Yu Yu, chairwoman of the board of directors of the Company (“Ms. Yu”), Mr. Guoqing Li, director and chief executive officer of the Company (“Mr. Li”, and together with Ms. Yu and certain of their affiliates, the “Buyer Group”), and certain other members of the management of the Company who have elected to roll over certain Shares beneficially owned by them, including Mr. Danqian Yao, senior vice president of the Company (“Mr. Yao”), Mr. Lijun Chen, vice president of the Company (“Mr. Chen”), and Mr. Min Kan, vice president of the Company (“Mr. Kan”, and together with the Buyer Group, Mr. Yao and Mr. Chen, the “Rollover Shareholders”).

As of the date of the Merger Agreement, the Rollover Shareholders beneficially owned in the aggregate approximately 33% of the outstanding Shares, representing approximately 83% of the total voting power of the outstanding Shares (without taking into account any outstanding options granted pursuant to the Company’s share incentive plans).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent, and each of the Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$1.34 per Share or US$6.70 per ADS, in each case, in cash, without interest, except for (i) certain Shares (including Shares represented by ADSs) beneficially owned by the Rollover Shareholders, (ii) Shares held by Parent, the Company or any of their subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the depositary of the Company’s ADS program and reserved for future issuance pursuant to the Company’s share incentive plans, and (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. If completed, the merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on The New York Stock Exchange.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement and the merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The merger, which is currently expected to close during the second half of 2016, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders.

Concurrently with the execution of the Merger Agreement, members of the Buyer Group entered into a support agreement, pursuant to which members of the Buyer Group have agreed to vote all the Shares and ADSs beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the merger. As of the date of this press release, the Buyer Group beneficially owns Shares representing approximately 83% of the total voting power of the outstanding Shares (without taking into account any outstanding options granted pursuant to the Company’s share incentive plans).

The Buyer Group intends to fund the merger through a combination of (i) rollover financing from the Rollover Shareholders of 136,477,925 Shares (including Shares represented by ADSs), (ii) the proceeds from a committed loan facility in an amount of up to US$164 million arranged by Bank of China Limited, Shanghai Pudong Development Zone Sub-Branch, pursuant to a debt commitment letter, and (iii) available cash of the Company and its subsidiaries.

The Company and certain other participants in the transactions will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) is serving as the financial advisor to the Special Committee, Shearman & Sterling LLP is serving as U.S. legal counsel to the Special Committee, and Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee.

China Renaissance Partners is serving as the financial advisor to the Buyer Group, Skadden, Arps, Slate, Meagher & Flom is serving as U.S. legal counsel to the Buyer Group, and Walkers is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information about the Merger

The Company will furnish to the SEC a report on Form 6-K regarding the proposed transactions described in this announcement, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the merger, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed merger, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the proposed merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang’s nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

For more information, please contact:

Ye Ji

Investor Relations

E-Commerce China Dangdang Inc.

Phone: +86-10-5799-2306

E-mail: ir@dangdang.com

Elaine Ketchmere, CFA

Compass Investor Relations

+1-310-528-3031

Email: eketchmere@compass-ir.com